Exhibit 99.2

QWEST COMMUNICATIONS INTERNATIONAL INC.

QUARTERLY STATEMENTS OF OPERATIONS

(UNAUDITED)

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(Dollars in millions)
Operating revenue	$3,434	$3,463	$3,446	$3,488	$3,487	$3,472	$3,476	$3,480	$3,504	$3,470	$3,449
Operating expenses:
Cost of sales:
Facility costs	550	558	582	623	585	608	616	647	690	675	671
Network expenses	65	65	52	69	69	62	52	69	72	59	67
Employee-related costs	368	366	379	392	397	388	396	387	404	387	409
Other non-employee related costs	330	321	304	330	331	336	354	349	346	311	293

Total cost of sales	1,313	1,310	1,317	1,414	1,382	1,394	1,418	1,452	1,512	1,432	1,440

Selling, general and administrative:
Property and other taxes	81	99	90	64	96	72	88	43	100	111	99
Bad debt	44	37	43	47	37	27	44	36	27	53	57
Realignment, severance and related costs	12	8	(5)	—	43	(2)	22	74	26	(1)	15
Employee-related costs	378	390	394	426	407	405	401	405	401	410	407
Other non-employee related costs	808	470	476	457	431	467	458	491	462	474	457

Total selling, general and administrative	1,323	1,004	998	994	1,014	969	1,013	1,049	1,016	1,047	1,035

Depreciation and amortization	619	615	612	695	691	693	691	758	768	765	774

Total operating expenses	3,255	2,929	2,927	3,103	3,087	3,056	3,122	3,259	3,296	3,244	3,249

Other expense (income)—net:
Interest expense on long-term borrowings and capital leases—net	272	274	282	284	291	298	296	338	384	380	381
Other—net	(9)	14	(5)	(84)	(42)	(17)	(28)	392	(31)	13	(242)

Total other expense (income)—net	263	288	277	200	249	281	268	730	353	393	139

(Loss) income before income taxes and cumulative effect of accounting change—net	(84)	246	242	185	151	135	86	(509)	(145)	(167)	61
Income tax benefit (expense)	2,149	—	(2)	9	43	(18)	2	3	1	3	(4)

Income (loss) before cumulative effect of accounting change—net	2,065	246	240	194	194	117	88	(506)	(144)	(164)	57
Cumulative effect of accounting changes—net	—	—	—	—	—	—	—	(22)	—	—	—

Net income (loss)	$2,065	$246	$240	$194	$194	$117	$88	$(528)	$(144)	$(164)	$57